Hammer and Nails Willow Glen

Profit and Loss

January - December 2023

	TOTAL
Income	
Cross Center Income	1,128.63
Gift Certificates Sold	19,809.50
Membership Income	436,818.91
Retail Sales	6,188.77
Sales Returns (deleted)	-1,432.00
Services Income	220,225.94
Uncategorized Income	0.00
Total Income	**$682,739.75**
Cost of Goods Sold	
Cost of Goods Sold	
Barber/Hairstylist Wages	177,572.99
Nail Tech Wages	98,609.11
Total Cost of Goods Sold	**276,182.10**
Merchant Card Services	25,888.44
National Ad Fund	311.36
Royalties	48,325.11
Service Supplies	7,242.92
Total Cost of Goods Sold	**$357,949.93**
GROSS PROFIT	**$324,789.82**
Expenses	
Advertising & Marketing-LOCAL	29,340.26
Bank Charges & Fees	705.00
Car & Truck (deleted)	219.97
Dues & Subscriptions	315.78
Employee Motivation	264.32
Factoring Fees	625.00
Insurance	4,302.97
Late Payment Fees (deleted)	255.57
Legal & Professional Services	3,324.49
Licenses & Permits	309.65
Loan Fees	1,058.92
Meals & Entertainment	
Meals (deleted)	1,272.92
Total Meals & Entertainment	**1,272.92**
Miscellaneous	75.00

Hammer and Nails Willow Glen

Profit and Loss

January - December 2023

	TOTAL
Payroll Expenses	
Payroll Clearing	0.00
Payroll Tax & Workers Comp	
Payroll Processing Fees	7,640.56
Payroll Taxes Indirect	1,558.05
Barber/Hairstylist Pay Tax (deleted)	19,490.44
Concierge Pay Tax (deleted)	5,739.66
Management Pay Tax (deleted)	1,986.12
Nail Tech Pay Tax (deleted)	9,676.14
Total Payroll Taxes Indirect	**38,450.41**
Workers Comp	6,421.63
Total Payroll Tax & Workers Comp	**52,512.60**
Payroll Wage Expenses	
Concierge Wages	61,857.68
Management Wages	19,654.56
Total Payroll Wage Expenses	**81,512.24**
Total Payroll Expenses	**134,024.84**
Printing & Reproduction	11.08
Recruiting	895.00
Rent & Lease	123,795.18
Repairs & Maintenance	200.00
Retirement Plan Fees	2,040.00
Shop Supplies	15,267.23
Software Fees	7,636.64
Telephone	2,704.11
Travel	297.63
Utilities	10,328.74
Total Expenses	**$339,270.30**
NET OPERATING INCOME	**$ -14,480.48**
Other Income	
Other Income	43.19
Total Other Income	**$43.19**
Other Expenses	
Amortization expense	9,150.00
Interest Paid	54,653.08
Factoring Interest Expense	1,369.45
Total Interest Paid	**56,022.53**
Prior Year Expenses (deleted)	1,355.00

Hammer and Nails Willow Glen

Profit and Loss

January - December 2023

	TOTAL
Taxes	
State Taxes	1,246.60
Total Taxes	**1,246.60**
Total Other Expenses	**$67,774.13**
NET OTHER INCOME	**$ -67,730.94**
NET INCOME	**$ -82,211.42**

Hammer and Nails Willow Glen

Balance Sheet
As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking Acct #4171	30,584.12
Total Bank Accounts	**$30,584.12**
Other Current Assets	
A/R Factored Invoices Sold (Advance)	-31,153.17
A/R Factored Invoices Sold (Factor)	-11,090.55
Factored Invoice Reserve	11,090.55
Total A/R Factored Invoices Sold (Factor)	**0.00**
Employee Advance	562.00
Undeposited Funds	0.00
Total Other Current Assets	**$ -30,591.17**
Total Current Assets	**$ -7.05**
Fixed Assets	
Accumulated Depreciation	-427,853.86
Leasehold Improvements	413,471.71
Machinery & Equipment	14,382.15
Total Fixed Assets	**$0.00**
Other Assets	
Ameris Bank Deposit	60,000.00
Amortizable Asset Accounts	
Accumulated Amortization	-26,548.00
Franchise Licenses	39,950.00
SBA Loan Fees	25,776.25
Total Amortizable Asset Accounts	**39,178.25**
Total Other Assets	**$99,178.25**
TOTAL ASSETS	**$99,171.20**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
American Express (overall)	
AMEX 7-51004	3,609.56
Total American Express (overall)	**3,609.56**
Total Credit Cards	**$3,609.56**
Other Current Liabilities	
California Department of Tax and Fee Administration Payable	1,094.13
Sales Tax Payable	0.00

Hammer and Nails Willow Glen

Balance Sheet

As of December 31, 2023

	TOTAL
Total California Department of Tax and Fee Administration Payable	**1,094.13**
Credit Card Tips	-21.03
Loan Payable - Bluevine	0.00
Payroll Liabilities	0.00
SBA Loan	365,054.46
Total Other Current Liabilities	**$366,127.56**
Total Current Liabilities	**$369,737.12**
Long-Term Liabilities	
Loan Payable - Credibly	0.00
Loan Payable - Parekh	28,947.25
Personal Loan	296,363.41
Total Long-Term Liabilities	**$325,310.66**
Total Liabilities	**$695,047.78**
Equity	
Owner's Investment	341,000.00
Retained Earnings	-854,665.16
Net Income	-82,211.42
Total Equity	**$ -595,876.58**
TOTAL LIABILITIES AND EQUITY	**$99,171.20**

Hammer and Nails Willow Glen

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-82,211.42
Adjustments to reconcile Net Income to Net Cash provided by operations:	
A/R Factored Invoices Sold (Advance)	31,153.17
A/R Factored Invoices Sold (Factor)	11,090.55
A/R Factored Invoices Sold (Factor):Factored Invoice Reserve	-11,090.55
Employee Advance	4,679.90
Amortizable Asset Accounts:Accumulated Amortization	9,150.00
American Express (overall):AMEX 7-51004	-12,158.03
American Express (overall):AMEX 7-51079 (deleted)	-25.04
California Department of Tax and Fee Administration Payable	485.54
Credit Card Tips	-1,544.32
Loan Payable - Bluevine	-20,490.67
Payroll Liabilities	0.00
SBA Loan	-32,463.88
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-21,213.33**
Net cash provided by operating activities	**$ -103,424.75**
FINANCING ACTIVITIES	
Loan Payable - Credibly	0.00
Loan Payable - Parekh	28,947.25
Personal Loan	78,463.10
Net cash provided by financing activities	**$107,410.35**
NET CASH INCREASE FOR PERIOD	**$3,985.60**
Cash at beginning of period	26,598.52
CASH AT END OF PERIOD	**$30,584.12**